
June 17, 2020

Matthew T. Shafer
Chief Financial Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, NJ 08831

      Re: Ocean Power Technologies, Inc.
           Registration Statement on Form S-1
           Filed June 12, 2020
           File No. 333-239130

Dear Mr. Shafer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch at (202) 551-8749 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Kevin J. Poli